SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 7)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SPRINT CORPORATION
             (Exact name of registrant as specified in its charter)


                   Kansas                        48-0457967
         (State of incorporation or          (I.R.S. Employer
                organization)               Identification No.)

                P.O. Box 7997
             Shawnee Mission, KS                66207-0997
            (Address of principal               (zip code)
              executive office)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class to        Name of Each Exchange on Which
          be Registered                 Each Class is to be Registered

          Series 1 FON Common           New York Stock Exchange
          Stock, par value $2.00
          per share

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
     Instruction A.(c), check the following box         X

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of class)


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                        EXPLANATORY NOTE

     Sprint Corporation is filing this amendment number 7 to its Registration Statement on Form 8-A relating to its Series 1 FON Common Stock to reflect the fact that Sprint's board of directors has approved the recombination of the PCS Common Stock and the FON Common Stock. Each share of PCS Common Stock outstanding will be converted into 0.5 shares of FON Common Stock on April 23, 2004. Following the recombination of the PCS Common Stock and the FON Common Stock, Sprint will not issue any shares of PCS Common Stock. The following is a description of FON Common Stock after the recombination.








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Item  1.         Description  of Registrant's  Securities  to  be Registered.

AUTHORIZED CAPITAL STOCK

     The 7,020,000,000 shares of authorized capital stock of Sprint will continue to be divided into two classes of common stock and a class of preferred stock following the conversion of the outstanding PCS Common Stock into FON Common Stock. However, Sprint will not issue any PCS Common Stock following the conversion. Each class of stock will be divided into series, as follows:

     FON Stock

     o 2,500,000,000 shares of FON Common Stock, Series 1, par value $2.00 per share

     o 500,000,000 shares of FON Common Stock, Series 2, par value $2.00 per share

     PCS Stock

     o 3,000,000,000 shares of PCS Common Stock, Series 1, par value $1.00 per share

     o 1,000,000,000 shares of PCS Common Stock, Series 2, par value $1.00 per share

     Preferred Stock

     o    2,125,000 shares of Preferred Stock-Sixth Series, no par value

     o 300,000 shares of Preferred Stock-Seventh Series, Convertible, no par value

     Sprint's Articles of Incorporation authorize 20,000,000 shares of Preferred Stock or 17,575,000 shares of Preferred Stock in addition to the series enumerated above. Sprint may issue the additional shares of Preferred Stock in one or more series, with such designations, preferences and relative, participating, optional or special rights, if any, and the qualifications, limitations or restrictions of such rights, as may be fixed and determined by resolution of the Board of Directors of Sprint.

     The Series 1 FON Stock is listed and traded on the New York Stock Exchange. The Series 1 PCS Stock will be delisted from the New York Stock Exchange.

     The outstanding Series 2 PCS Stock will be converted into Series 2 FON Stock in the recombination. The Series 2 PCS Stock was issued to Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. and certain of their affiliates in exchange for their interests in certain ventures that offer wireless personal communications services. Tele-Communications, Inc. transferred its shares of Series 2 PCS Stock to a trust in 1999. The trust is in the process of dissolution and is distributing its shares to its beneficiaries, Liberty Media Corporation and its subsidiaries. That trust, Liberty Media Corporation, Comcast Corporation, Cox Communications, Inc., and their affiliates are referred to together as the Cable Holders.


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     The Series 2 FON Stock will  convert  into Series 1 FON Stock in most cases when it is transferred to a non-affiliate of the Cable Holders. The Series 2 FON Stock also will convert into Series 1 FON Stock when the total number of votes represented by the outstanding shares of Series 2 FON Stock, calculated as though the Series 2 FON Stock has the same vote as the Series 1 FON Stock, is below 1% of Sprint's outstanding voting power.

DIVIDEND RIGHTS AND RESTRICTIONS

     Dividends on the FON Stock will be paid when declared by the Sprint Board. If the Sprint Board declares a dividend on one series of the FON Stock, it must declare the same dividend on all outstanding series of FON Stock. Dividends on the FON Stock may be declared only out of net income or surplus of Sprint.

     Before any dividends on the FON Stock may be paid or declared and set apart for payment, Sprint must pay or declare and set apart for payment full cumulative dividends on all outstanding series of Preferred Stock.

     Upon the issuance of a new series of Preferred Stock, the Sprint Board may provide for dividend restrictions on the FON Stock as to that series of Preferred Stock.

VOTING RIGHTS

Votes Per Share

     The holders of FON Stock will vote together with the holders of Preferred Stock as a single class on most matters. When all classes are voting as a single class, the holders have the following number of votes:

     o    The holders of the Series 1 FON Stock have one vote per share.

     o    The holders of the Series 2 FON Stock have 1/10 of a vote per share.

     o The holders of the Seventh Series Preferred Stock have the number of votes per share equal to the aggregate number of votes of the shares of Series 1 FON Stock or Series 2 FON Stock into which a share of the Seventh Series Preferred Stock may be converted. At April 23, 2004, each share of Seventh Series Preferred Stock will be convertible into
          32.52392 shares of Series 1 FON Stock or Series 2 FON Stock, depending on who holds the share of Seventh Series Preferred Stock.

     If the FON Stock is entitled to vote on a matter as a separate class, each share will be entitled to one vote. If a particular series of FON Stock, such as the Series 1 FON Stock, is voting as a separate class, each share will be entitled to one vote.

     Sprint's Articles of Incorporation provide that the affirmative vote of the holders of a majority of the votes represented by the FON Stock voting together as a single class is required to adopt any amendment to Sprint's Articles of Incorporation that would


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     o    increase or decrease the number of authorized shares of FON Stock;

     o    increase or decrease the par value of shares of FON Stock; or

     o change the powers, preference or special rights of the shares of FON Stock so as to affect them adversely.

Special Voting Rights of the Preferred Stock

     The Preferred Stock is entitled to vote as a class with respect to certain matters affecting preferences of the Preferred Stock or an increase in the authorized shares of the class.

     The affirmative vote of two-thirds of the votes to which the holders of the outstanding shares of the Seventh Series Preferred Stock are entitled is necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of the Articles of Incorporation which would materially and adversely affect the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the Seventh Series Preferred Stock.

Classified Board; No Cumulative Voting

     The Sprint Board has been divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three year term. Each director elected at or after the 2004 Annual Meeting of Stockholders will be elected for a one-year term. Directors elected before that meeting continue to serve the remaining duration of their three-year terms.

     The holders of all classes and series of stock are entitled to vote in the election of these directors. Sprint stockholders are not entitled to cumulative voting rights in the election of directors.

REDEMPTION OF COMMON STOCK

     The Articles of Incorporation permit the redemption of shares of Series 1 FON Stock and Series 2 FON Stock held by Aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions permit Series 1 FON Stock and Series 2 FON Stock held by Aliens to be redeemed at a price equal to the fair market value of the shares, except that the redemption price with respect to shares of Series 1 FON Stock purchased by any Alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by the Sprint Board, exceed the purchase price paid for those shares by the Alien.

LIQUIDATION RIGHTS

     In the event of the liquidation of Sprint, the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding must first be satisfied. The holders of FON Stock will be entitled to share in the remaining assets of Sprint on a pro rata basis.


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PREEMPTIVE RIGHTS

     No holder of shares of FON Stock or any other capital stock of Sprint is entitled to preemptive rights or subscription rights, other than pursuant to the Rights issued pursuant to Sprint's Rights Agreement. At the time of the acquisition of their shares of Series 2 PCS Stock, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. were given contractual rights to purchase additional shares of Series 2 PCS Stock under certain circumstances to enable them to maintain certain ownership levels.

FULLY PAID

     The outstanding shares of FON Stock are fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for FON Stock is UMB Bank, n.a., Kansas City, Missouri.

CHANGE OF CONTROL PROVISIONS

     The Kansas General Corporation Code and Sprint's Articles of Incorporation and Bylaws contain provisions which could discourage or make more difficult a change in control of Sprint without the support of the Sprint Board. A summary of these provisions follows.

Vote Required for Certain Business Combinations

     Sprint's Articles of Incorporation require that certain business combinations initiated by a beneficial owner of 10 percent or more of Sprint's voting stock must be approved by the holders of 80 percent of the outstanding voting stock.

Restriction on Purchase of Equity Securities by Sprint

     If the beneficial owner of 5 percent or more of a class of Sprint's equity securities has held any of the securities for less than two years, Sprint's Articles of Incorporation prohibit Sprint from purchasing equity securities of the same class as the securities held for less than two years from the 5 percent security holder at a premium over market price unless Sprint either

     o obtains the approval of the holders of a majority of the voting power of Sprint's outstanding capital stock, excluding the shares held by the 5 percent security holder, or

     o makes a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities.


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     The approval of  stockholders is not required in connection with purchases, redemptions or other acquisitions of Sprint stock from France Telecom, Deutsche Telekom, or certain of their designated subsidiaries pursuant to Sprint's Articles of Incorporation.

Removal of Directors

     Sprint's Articles of Incorporation provide that directors may be removed only for cause. Removal for cause requires the affirmative vote of the holders of a majority of the votes represented by the shares entitled to vote on the election of that director. This limitation makes it more difficult to remove directors.

Notice Provisions Relating to Stockholder Proposals and Nominees

     Sprint's Bylaws contain provisions requiring a stockholder to give advance written notice to Sprint of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days and not more than 150 days before the first anniversary of the preceding year's annual meeting. Under the Sprint Bylaws, a special meeting of stockholders may be called only by the Chairman, the President or the Board of Directors of Sprint. In order for business to be conducted at a special meeting of stockholders, it must be either specified in the notice of meeting given by or at the direction of the Sprint Board of Directors or otherwise properly brought before the meeting by or at the direction of the Sprint Board of Directors.

Rights Plan

     The Sprint Board has adopted a Rights Agreement. Pursuant to the terms of the Rights Agreement, Rights are attached to the FON Stock. For a description of the Rights attached to the FON Stock, see Amendment No. 5 to Sprint's Registration Statement on Form 8-A relating to the Rights, filed April 12, 2004.

Business Combination Statute

     Kansas has a Business Combination Statute which limits certain business combinations between Kansas corporations, like Sprint, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. However, business combinations with a stockholder who became an interested stockholder in a transaction approved by the corporation's Board of Directors are exempted from these provisions.

Control Share Acquisition Statute

     Kansas also has a Control Share Acquisition Statute that provides that persons who acquire beneficial ownership of the voting stock of a corporation in excess of certain thresholds lose the right to vote the shares acquired in the transaction resulting in the person exceeding one of the thresholds, unless the acquisition is approved by

     o    a majority of the outstanding voting shares of the corporation, and


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     o    a  majority  of the  outstanding  voting  shares  of  the  corporation excluding the shares owned by the person making the acquisition, shares held by the officers of the corporation and shares held by
          directors  of  the   corporation   who  are  also   employees  of  the
          corporation.

The thresholds are 20%, 33 1/3% and 50% of the voting power. Shares acquired directly from the issuing corporation are not subject to the statute.

Sprint has opted out of the Kansas Control Share Acquisition Act by amending its Bylaws to provide that the Act does not apply to acquisitions of Sprint Stock. By opting out of this Act, shares of Sprint stock acquired in a transaction resulting in beneficial ownership of voting stock in excess of one of these thresholds would retain their voting rights without shareholder approval.









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Item 2.        Exhibits.

1 Restated Articles of Incorporation of Sprint (filed as Exhibit 3.1 to Amendment No. 6 to Sprint's Registration Statement on Form 8-A relating to the Series 1 FON Common Stock, filed December 17, 2003 and incorporated herein by reference).

2 Bylaws of Sprint, as amended (filed as Exhibit 3(b) to Sprint's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference).

3 Second Amended and Restated Rights Agreement between Sprint and UMB Bank, n.a., as Rights Agent, dated as of March 16, 2004 and effective as of April 23, 2004 (filed as Exhibit 1 to Amendment No. 5 to Sprint's Registration Statement on Form 8-A relating to Sprint's Rights, filed April 12, 2004, and incorporated herein by reference).

























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                            SIGNATURE

      Pursuant to the requirements of Section 12 of the  Exchange
Act, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SPRINT CORPORATION



                              By: /s/ Michael T. Hyde
                                  Michael T. Hyde, Assistant Secretary


Date:  April 12, 2004